October 12, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman / Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed June 14, 2022
SEC File No. 333-264372

Dear Ms. Gorman and Ms. Lippman:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 17, 2022 with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment 2 to Form S-1 filed August 3, 2022

Cover Page

1. Please ensure that the amount reflected in exhibit 107, the filing fee exhibit, corresponds to the amounts reflected on the cover page. For example, we note your disclosure that you are registering “1,046,525 shares of common stock held by 127 selling stockholders.” However, your filing fee exhibit indicates that you are registering 885,065 shares and 20,000 shares underlying the warrants for sale by selling stockholders. Additionally, it appears that you are registering shares underlying convertible notes for sale by selling shareholders. Please advise how this is reflected in the filing fee exhibit.

We have revised the filing fee table to be consistent with the cover page. The filing fee table has a line item “Common Stock to be sold by the Selling Stockholders.” Those shares include the shares issued upon the conversion of the convertible notes (see footnotes 9 through 29 on the Selling Stockholder table on page 100 of the Form S-1/A).

Use of Proceeds, page 35

2. We note your discussion of your intended uses of proceeds on a percentage basis do not agree to your similar disclosure on page 8. Please revise this discrepancy.

The disclosure of the intended uses of proceeds on a percentage basis on page 8 of the prospectus now agrees with the similar disclosure on page 35.

3. We note your reference to the repayment of debt. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please disclose the dollar amount, the interest rate and the maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

The Company has added a new table on page 35 that provides in the date, loan amount, interest rate, maturity date and the use of proceeds of the loans to be repaid to Mr. Joseph La Rosa using a portion of the net proceeds of the offering.

Dilution, page 38

4. Please provide us with a calculation of your numerator and your denominator for your calculation of dilution.

The following is the Company’s calculation of the numerator and denominator for the dilution calculation:

Numerator:	$(1,428,132)
Denominator	3,120,000

5. Please tell us why you have excluded the shares to be issued to the CEO, COO and CSO upon the closing of the offering from your per share dilution calculation. Refer to Item 506 of Regulation S-K.

The Company has included in the per share dilution calculation: (i) 40,000 shares of Common Stock underlying stock options to be granted to directors; (ii) 2,000 Vesting Shares; (iii)250,000 CEO Shares; (iv)94,048 COO Shares; and (v) 23,331 CSO Shares.

Unaudited Pro Forma Condensed Combined Balance Sheet As of March 31, 2022, page 57

6. We note that the Pro forma due to related party balance of approximately $15,347 is significantly less than the sum of the related party debt disclosed in your Related Party Transactions footnote as of March 31, 2022, plus the related party debt disclosed in the Subsequent Events footnote, less the repayment of $656,268 of promissory notes issued to Joseph La Rosa as disclosed in footnote h to the Pro Forma Balance Sheet. Please reconcile this apparent discrepancy or revise.

La Rosa Holdings Corp. and Subsidiaries Unaudited Interim Financial Statements Note 3 - Related Party Transactions, page F-38

The Company’s Pro forma balance sheet at June 30, 2022 includes “Due to related party” of $1,066,822 from La Rosa Holdings Corp. Note 3-RELATED PARTY TRANSACTIONS to the Interim Consolidated Unaudited Condensed Financial Statements contains descriptions of net amounts due to related parties totaling $1,060,314. The difference of $6,508 is due to accrued interest. Note that the repayment amount to Joseph La Rosa in the June 30, 2022 Pro forma is $450,000.

7. We note that the related party debt disclosed in this footnote does not agree to the related party debt on your balance sheet as of March 31, 2022. Please revise to correct this discrepancy.

The Company’s Condensed Consolidated Balance Sheet at June 30, 2022 includes “Due to related party” of $1,066,822 from La Rosa Holdings Corp. Note 3-RELATED PARTY TRANSACTIONS to the Interim Consolidated Unaudited Condensed Financial Statements contains descriptions of net amounts due to related parties totaling $1,060,314. The difference of $6,508 is due to accrued interest. Note that the repayment amount to Joseph La Rosa in the June 30, 2022 Pro forma is $450,000.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP